SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 4

                    Under the Securities Exchange Act of 1934

                            Flamel Technologies S.A.
                         ------------------------------
                                (Name of Issuer)

                                Ordinary Shares
                         ------------------------------
                         (Title of Class of Securities)

                                   338488 10 9
                         ------------------------------
                                 (CUSIP Number)

                                  Hilary Strain
                       One Embarcadero Center, Suite 4050
                             San Francisco, CA 94111
                                 (415) 362-4022
                         ------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 30, 2003
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

         Check the following box if a fee is being paid with this statement: . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))

                               Page 1 of 18 Pages

CUSIP No. 0338488 10 9            SCHEDULE 13D/A              Page 2 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alta Partners
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,585,850                          See Footnote 1
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                       2,585,850                          See Footnote 1
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,585,850         Please see Footnote 1
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote 1: Includes 1,160,000 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

CUSIP No. 0338488 10 9            SCHEDULE 13D/A              Page 3 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alta BioPharma Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,585,850                          See Footnote 2
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,585,850                          See Footnote 2
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,585,850         Please see Footnote 2
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote 2: Includes 1,160,850 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

CUSIP No. 0338488 10 9            SCHEDULE 13D/A              Page 4 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alta Embarcadero BioPharma, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,585,850                          See Footnote 3
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,585,850                          See Footnote 3
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,585,850         Please see Footnote 3
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote 3: Includes 1,160,850 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

CUSIP No. 0338488 10 9            SCHEDULE 13D/A              Page 5 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Flamel Chase Parnters (Alta Bio), LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,585,850                          See Footnote 4
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,585,850                          See Footnote 4
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,585,850         Please see Footnote 4
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 Footnote 4: Includes 1,160,000 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

CUSIP No. 0338488 10 9            SCHEDULE 13D/A              Page 6 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alta BioPharma Managment, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,585,850                          See Footnote 5
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,585,850                          See Footnote 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,585,850         Please see Footnote 5
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote 5: Includes 1,160,850 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

CUSIP No. 0338488 10 9            SCHEDULE 13D/A              Page 7 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alta/Chase BioPharma Management, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,585,850                          See Footnote 6
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,585,850                          See Footnote 6
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,585,850         Please see Footnote 6
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote 6: Includes 1,160,850 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

CUSIP No. 0338488 10 9            SCHEDULE 13D/A              Page 8 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jean Deleage
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,585,850                          See Footnote 7
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,585,850                          See Footnote 7
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,585,851         Please see Footnote 7 and 7a
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote 7: Includes 1,160,850 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

Footnote 7a: In addition Jean Deleage owns 1 share of Flamel Ordinary Shares.

CUSIP No. 0338488 10 9            SCHEDULE 13D/A              Page 9 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Garrett Gruener
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,585,850                          See Footnote 8
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,585,850                          See Footnote 8
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,585,850         Please see Footnote 8
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote 8: Includes 1,160,850 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

CUSIP No. 0338488 10 9            SCHEDULE 13D/A             Page 10 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Daniel Janney
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,585,850                          See Footnote 9
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,585,850                          See Footnote 9
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,585,850         Please see Footnote 9
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote 9: Includes 1,160,850 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

CUSIP No. 0338488 10 9            SCHEDULE 13D/A             Page 11 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alix Marduel
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,585,850                          See Footnote 10
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,585,850                          See Footnote 10
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,585,850         Please see Footnote 10
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote 10: Includes 1,160,850 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

CUSIP No. 0338488 10 9            SCHEDULE 13D/A             Page 12 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Guy Nohra
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,585,850                          See Footnote 11
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,585,850                          See Footnote 11
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,585,850         Please see Footnote 11
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote 11: Includes 1,160,850 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

Item 1.           Security and Issuer.

                  This Statement on Schedule D relates to the Ordinary Shares, $0.080 French franc par value per share (the "Shares"), of Flamel Technologies, S.A., a French Societe Anonyme organized under the laws of The Republic of France (the "Company"). The principal executive offices of the Company are located at Parc Club Du Moulin a Vent, 33, avenue de Dr. Georges Levy, Venissieux, Cedex 69693, France.

Item 2.           Identity and Background.

                  (a) This Statement is filed by Alta BioPharma Partners, L.P., a Delaware limited partnership ("Alta BioPharma"), Alta Embarcadero BioPharma, LLC, a California limited liability company ("Embarcadero LLC"), and Flamel Chase Partners (Alta Bio), LLC, a Delaware limited liability company ("Flamel Alta Bio") by virtue of their direct beneficial ownership of shares, by Alta BioPharma Management Partners, LLC, a Delaware limited liability company ("Alta Management"), by virtue of being the sole general partner of Alta BioPharma, by Alta/Chase BioPharma Management LLC, a Delaware limited liability company (Alta/Chase Management) by virtue of being the sole managing member of Flamel Chase Partners (Alta Bio), LLC and by Alta Partners, a California corporation ("Alta Partners"), by virtue of being the management advisory company of these entities. Alta BioPharma, Embarcadero LLC, Flamel Alta Bio, Alta Management, Alta/Chase Management and Alta Partners are collectively referred to as the "Reporting Persons." Jean Deleage, Garrett Gruener, Daniel Janney, Alix Marduel, and Guy Nohra (the "Managing Directors") are the managing directors and members of Alta Management, Alta/Chase Management and officers of Alta Partners. By virtue of the relationships described above and their roles with Alta Partners, each of the Managing Directors and members may be deemed to control Alta Partners, Alta/Chase Management, Alta Management, and, therefore, may be deemed to possess indirect beneficial ownership of the shares held by each entity. However, none of the Managing Directors, acting alone, has voting or investment power with respect to the shares directly beneficially held by the entities and, as a result, the Managing Directors disclaim beneficial ownership of the shares beneficially owned by each entity, except to the extent of their pecuniary interest in each entity. Embarcadero LLC is a side company that makes all investments pro rata to the capital of Alta BioPharma with all allocations made to its members based on paid-in capital. Certain Managing Directors are members of Embarcadero LLC and certain members of Embarcadero LLC are affiliates of Alta Partners.

                  (b) The principal executive offices of Alta BioPharma, Embarcadero LLC, Flamel Chase Alta Bio, Alta Management, Alta/Chase Management and Alta Partners, and the business address of each Partner, are located at One Embarcadero Center, Suite 4050, San Francisco, California 94111.

                  (c) Alta Partners provides investment advisory services to venture capital firms. Alta BioPharma, Flamel Chase Alta Bio and Embarcadero LLC's principal business is acting as venture capital investment vehicles. Alta/Chase Management and Alta Management's principal business is acting as managing director of Flamel Chase Alta Bio and Alta BioPharma, respectively. Each of the Directors' principal business is acting as a managing director of Alta Management and Alta/Chase Management and as a director of Alta Partners.

                  (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Managing Directors, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, and none of the Managing Directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                  (f) Alta Partners is a California corporation. Alta BioPharma is a Delaware limited partnership. Embarcadero LLC is a California limited liability corporation. Flamel Chase Alta Bio is a Delaware limited liability company. Alta Management and Alta/Chase Management are Delaware limited liability companies. Each of the Managing Directors is a citizen of the United States.

                  (g) Jean Deleage resigned his position as a Director of Flamel Technologies on August 13, 2001. Mr. Deleage owns one share of Ordinary Stock of Flamel Technologies stock. He is a managing director of Alta Management, Alta/Chase Management and a managing member of Embarcadero, LLC. By virtue of his roles with Alta Partners, he may be deemed to share control of Alta Partners, Alta/Chase Management, Alta Management, and, therefore, may be deemed to possess indirect beneficial ownership of the Shares held by each entity. However, he is not acting alone, he has voting or investment power with respect to the shares directly beneficially held by the entities and, as a result, he disclaims beneficial ownership of the shares directly beneficially owned by each entity, except to the extent of their pecuniary interest in each entity.

Item 3.           Source and Amount of Funds or Other Consideration.
                  N/A

Item 4.           Purpose of Transaction.

                  From May 16, 2003 to May 29, 2003, the funds affiliated with Alta Partners sold an aggregate of 375,000 shares of Ordinary Stock for the aggregate purchase price of $4,661,770.02. The shares were sold in broker transactions on the NASDAQ exchange. The list below provides the information in connection with the sales:

               Fund              Date of Sale        # of Shares Sold           Average Per Share Sale Price
               ----              ------------        ----------------           ----------------------------
Alta BioPharma Partners, L.P.
                                    5/16/03                  31,079                      $9.4452
                                    5/19/03                   7,769                      $9.1504
                                    5/20/03                  31,079                      $9.3082
                                    5/21/03                 101,008                      $9.7159
                                    5/22/03                  46,619                     $10.2259
                                    5/23/03                  15,540                       $11.00
                                    5/28/03                  31,079                     $11.0063
                                    5/29/03                  24,335                     $11.2038
                                                            -------
                                    Total                   288,508


               Fund              Date of Sale        # of Shares Sold           Average Per Share Sale Price
               ----              ------------        ----------------           ----------------------------
Flamel Chase Partners (Alta Bio), LLC.
                                    5/16/03                  17,749                      $9.4452
                                    5/19/03                   4,437                      $9.1504
                                    5/20/03                  17,749                      $9.3082
                                    5/21/03                  57,685                      $9.7159
                                    5/22/03                  26,624                     $10.2259
                                    5/23/03                   8,875                       $11.00
                                    5/28/03                  17,749                     $11.0063
                                    5/29/03                  13,897                     $11.2038
                                                            -------
                                    Total                   164,765


               Fund              Date of Sale        # of Shares Sold           Average Per Share Sale Price
               ----              ------------        ----------------           ----------------------------
Alta Embarcadero BioPharma Partners, LLC.
                                    5/16/03                   1,172                      $9.4452
                                    5/19/03                     294                      $9.1504
                                    5/20/03                   1,172                      $9.3082
                                    5/21/03                   3,807                      $9.7159
                                    5/22/03                   1,757                     $10.2259
                                    5/23/03                     585                       $11.00
                                    5/28/03                   1,172                     $11.0063
                                    5/29/03                     918                     $11.2038
                                                             ------
                                    Total                    10,877


Item 5.           Interest in Securities of the Issuer.

                  (a) Alta BioPharma is the direct beneficial owner of 1,607,334 shares(12) of Ordinary Stock or approximately 9.4% of the shares deemed outstanding by the Company (17,083,352(13)) as of April 30, 2003. Flamel Chase Alta Bio is the direct beneficial owner of 917,935(14) shares of Ordinary Stock or approximately 5.5% of the shares deemed outstanding by the Company (16,703,442)(15) as of April 30, 2003. Embarcadero LLC is the direct beneficial owner of 60,581(16) shares of Ordinary Stock or approximately 0.4% of the shares deemed outstanding by the Company (16,230,976)(17) as of April 30, 2003.

                  (b) Each entity has the power to direct the disposition of and vote the stock held by it. By virtue of the relationships previously reported under Item 2 of this Statement, Alta Management, Alta/Chase Management and Alta Partners may be deemed to have indirect beneficial ownership of the shares owned by such entities.

                  (c) Alta BioPharma, Flamel Chase Alta Bio and Embarcadero LLC each have the right to receive dividends and proceeds from the sale of Ordinary Shares held by it. By virtue of the relationships reported in Item 2 of this Statement, Alta Management, Alta/Chase Management and Alta Partners may be deemed to have the power to direct the receipt of dividends and the proceeds from the sale of the Ordinary Shares held by each entity.

                  Item   6.   Contracts,    Arrangements,    Understandings   or
Relationships with Respect to Securities of the Issuer. n/a

Footnote 12: Alta BioPharma: Includes 721,572 shares of Ordinary Stock and Warrants to purchase 652,666 of Class A (BSA) and 233,096 shares of Class B
(BSA).
Footnote 13: Includes 16,197,590 shares of outstanding Ordinary Stock and Warrants to purchase 885,762 shares of Class A and B (BSA).
Footnote 14: Flamel Chase Alta Bio: Includes 412,083 shares of Ordinary Stock and Warrants to purchase 372,734 shares of Class A (BSA) and 133,118 shares of Class B (BSA).
Footnote 15: Includes 16,197,590 shares of outstanding Ordinary Stock and Warrants to purchase 505,852 shares of Class A and B (BSA).
Footnote 16: Embarcadero LLC: Includes 27,195 shares of Ordinary Stock and Warrants to purchase 24,600 shares of Class A (BSA) and 8,786 shares of Class B
(BSA).
Footnote 17: Includes 16,197,590 shares of outstanding Ordinary Stock and Warrants to purchase 33,386 shares of Class A and B (BSA).

Item 7.           Material to be Filed as Exhibits.

                  Exhibit A:  Joint Filing Statement.

Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 30, 2003

Alta Partners                                                 Alta BioPharma Partners, L.P.

By:               /s/ Jean Deleage                            By:      Alta BioPharma Management, LLC
         --------------------------------------------                  Its General Partner
         Jean Deleage, President


Alta BioPharma Management, LLC                                By:           /s/ Jean Deleage
                                                              --------------------------------------------
                                                                       Jean Deleage, Managing Director

By:               /s/ Jean Deleage                                    Flamel Chase Partners (Alta Bio), LLC
         --------------------------------------------
         Jean Deleage, Managing Director
                                                              By:      Alta/Chase BioPharma Management, LLC
Alta/Chase BioPharma Management, LLC                                   Its Managing Member

By:               /s/ Jean Deleage                            By:           /s/ Jean Deleage
         --------------------------------------------                  --------------------------------------------
         Jean Deleage, Member                                          Jean Deleage, Member

Alta Embarcadero BioPharma, LLC


By:               /s/ Jean Deleage
         --------------------------------------------
         Jean Deleage, Member


         /s/ Jean Deleage                                                   /s/ Guy Nohra
-----------------------------------------------------         -----------------------------------------------------
Jean Deleage                                                  Guy Nohra

         /s/ Garrett Gruener                                                /s/ Alix Marduel
-----------------------------------------------------         -----------------------------------------------------
Garrett Gruener                                               Alix Marduel

        /s/ Daniel Janney
-----------------------------------------------------
Daniel Janney